U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person: William Freise
        2095 West 2200 South, West Valley City, UT 84119
2.  Date of Event Requiring Statement (Month/Date/Year): 12/11/01
3.  IRS or Social Security Number of Reporting Person (Voluntary):
4.  Issuer Name and Ticker or Trading Symbol:
        Powerball International, Inc. (PRBL)
5.  Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director (X) Officer, give title below ( ) 10% Owner ( ) Other
     Title: President and Chief Operating Officer
6.  If Amendment, Date of Original (Month/Day/Year):
7.  Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I  Non_Derivative Securities Beneficially Owned

1. Title of Security: Common stock
2. Amount of Securities Beneficially Owned: 52,100 shares
3. Ownership Form: Direct(D)or Indirect(I): (D) 51,550  (I) 550
4.  Nature of Indirect Beneficial Ownership: Roth IRA

TABLE II  Derivative Securities Beneficially Owned

1. Title of Derivative Security: Warrants
2. Date Exercisable (Month/Day/Year):
     (i)   07/12/00
         (ii)  03/16/01
         (iii) 12/21/01
   Expiration Date(Month/Day/Year):
     (i)   07/11/02
         (ii)  03/15/03
         (iii) 12/20/06
3. Title:  Common Stock
   Amount of Securities Underlying Derivative Security (Amount of Number of shares):
     (i)    10,000
          (ii)  1,250
          (iii)     65,000

4. Conversion or Exercise Price of Derivative Security:
     (i)   $6.00 per share
         (ii)  $6.00 per share
         (iii) $4.50 per share
5. Ownership Form of Derivative Security: Direct (D) or Indirect (I): (D)
6. Nature of Indirect Beneficial Ownership: n/a

Explanation of Responses: On December 11, 2001, William Freise was promoted to President and Chief Operating Officer and appointed to the board of directors.

Signature of Reporting Person: William Freise
Date: 12/21/01